FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For June 18, 2012

DESWELL INDUSTRIES, INC.
(Registrant’s name in English)

17B Edificio Comercial Rodrigues
599 Avenida Da Praia Grande,
Macao, China
 (Address of principal executive offices)

Deswell Announces Fourth Quarter Results

-  Company Announces Fourth Quarter Cash Dividend of $0.05 Per Share And -

- A Special Cash Dividend of $0.10 Per Share -

FOR IMMEDIATE RELEASE

MACAO (June 18, 2012) - Deswell Industries, Inc. (Nasdaq: DSWL) today announced its financial results for the fiscal fourth quarter ended March 31, 2012.

Net sales for the fourth quarter ended March 31, 2012 were $12.2 million, a decrease of 23.7% compared to net sales of $16.0 million for the same quarter ended March 31, 2011. Net sales decreased by 33.5% to $4.9 million in the Company’s plastic segment and by 15.1% to $7.3 million in the electronic and metallic segment.   The operating loss in the fourth quarter was $1.7 million, compared to an operating loss of $0.4 million for the same quarter of fiscal 2011.

Total gross margin decreased to 11.6% in the fourth quarter ended March 31, 2012 compared to 15.3% in the same quarter last year.  Gross profit margin in the plastic segment decreased to 12.6% of net sales for the fourth quarter of fiscal 2012 compared to 19.5% of net sales for the same quarter of last fiscal year.   The decrease of gross profit and margin in the plastic segment was mainly due to an increase in factory overheads as a percentage of net sales. Gross profit margin in the electronic and metallic segment decreased to 10.8% of net sales for the fourth quarter ended March 31, 2012 compared to 11.6% of net sales for the year-ago quarter.  The decrease in gross margin in the electronic and metallic segment was mainly attributed to an increase in labor cost as well as an increase in factory overheads, offsetting a decrease in raw materials cost as a percentage of net sales.

The Company reported a net loss of $0.7 million for the fourth quarter ended March 31, 2012 compared to a net loss of $0.6 million for the quarter ended March 31, 2011.  Deswell reported a basic and diluted loss per share of $0.04 for the fourth quarter of fiscal 2012, (based on 16,197,000 and 16,202,000 weighted average shares outstanding, respectively) compared to a basic and diluted loss per share of $0.04, (based on 16,195,000 and 16,204,000 weighted average shares outstanding, respectively) for the same quarter ended March 31, 2011.

Net sales for the year ended March 31, 2012 were $64.8 million, a decrease of 22.9%, compared to sales of $84.0 million for fiscal year 2011.  Total gross margin for fiscal year 2012 increased to 14.6% compared to total gross margin of 11.4% in fiscal year 2011. Operating loss for the year ended March 31, 2012 was $2.2 million, compared to operating loss of $8.8 million for fiscal year 2011.  The Company reported a net loss of $1.5 million in the fiscal year of 2012, compared to a net loss of $8.1 million for the year ended March 31, 2011.  Deswell reported a basic and diluted net loss per share of $0.09 for the year ended March 31, 2012, (based on 16,197,000 and 16,207,000 weighted average shares outstanding, respectively), compared to a basic and diluted loss per share of $0.50, (based on 16,193,000 and 16,203,000 weighted average shares outstanding, respectively), for the prior fiscal year.

Net cash provided by operating activities during the year ended March 31, 2012 was $11.3 million compared to net cash of $3.2 million used in operating activities during the last fiscal year.

The Company's financial position remained strong at the end of the fourth quarter of fiscal year 2012, with $33.1 million in cash and cash equivalents at March 31, 2012, compared to $35.6 million at March 31, 2011.  Working capital totaled $60.9 million as of March 31, 2012, versus $59.7 million as of March 31, 2011.  Furthermore, the Company has no long-term or short-term borrowings at March 31, 2012.

Mr. Franki Tse, Chief Executive Officer, commented, “Our sales were affected primarily by weakening worldwide demand, although the seasonal effect of labor supply was also an issue given the Chinese New Year in late January. We continue to see a challenging environment, especially in Europe and the U.S. We are managing our overhead, working closely with current customers and driving new business initiatives. Our balance sheet remains particularly strong with cash and no long or short term debt."

Fourth Quarter Dividends

The Company also announced that on June 18, 2012 its board of directors declared a cash dividend of $0.05 per share and a special dividend of $0.10 for the fiscal fourth quarter ended March 31, 2012.  The dividends will be payable on July 27, 2012 to shareholders of record as of July 6, 2012.

About Deswell

Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic products for original equipment manufacturers (“OEMs”) and contract manufacturers at its factories in the People’s Republic of China.  The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount (“SMT”) and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals.  The Company’s customers include Vtech Telecommunications Ltd. and Digidesign Inc.

To learn more about Deswell Industries, Inc., please visit the Company’s website at www.deswell.com.

Forward-Looking Statements

Statements in this press release that are "forward-looking statements" are based on current expectations and assumptions that are subject to risks and uncertainties. For example, our statements regarding our expected growth in sales from the electronic and metallic division in the coming year and our efforts to reduce overhead costs in our plastic division are forward-looking statements.  Actual results could differ materially because of the following factors, among others, which may cause revenues and income to fall short of anticipated levels or our overhead expenses to increase: our dependence on a few major customers; vigorous competition forcing product price reductions or discounts; the timing and amount of significant orders from our relatively few significant customers; continuing increases in resin prices that cannot be passed on to customers; unexpected production delays; obsolete inventory or product returns; losses resulting from fraudulent activity of our customers or employees; labor shortages that increase labor and costs; changes in the mix of product products we manufacture and sell; adverse currency fluctuations in the renminbi and Hong Kong dollar when translated to US dollars; potential new accounting pronouncements; and the effects of travel restrictions and quarantines associated with major health problems, such as the Severe Acute Respiratory Syndrome, on general economic activity.

For further information regarding risks and uncertainties associated with the Company’s business, please refer to the “Risk Factors” section of Company’s Annual Report on Form 20-F, copies of which may be obtained from the Website maintained by the Securities and Exchange Commission at http://www.sec.gov.

All information in this release is made as of the date of this press release.  Deswell undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in Deswell’s expectations.

Investor Relations Contact:

John Nesbett/Jennifer Belodeau
Institutional Marketing Services (IMS)
203.972.9200

DESWELL INDUSTRIES, INC.
CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)
	March 31,	March 31,
	2012	2011
ASSETS	(Unaudited)	(Audited)
Current assets :
Cash and cash equivalents	$33,073	$35,635
Fixed deposits maturing over three months	4,008	-
Marketable securities (note 2)	-	1,045
Available-for-sale securities (note 2)	7,630	-
Accounts receivable, net	12,476	17,210
Inventories (note 3)	15,852	19,517
Prepaid expenses and other current assets	2,164	2,154
Total current assets	75,203	75,561
Property, plant and equipment – net	46,177	51,052
Deferred income tax assets	187	154
Goodwill	392	392
Total assets	$121,959	$127,159
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	$5,741	$6,864
Accrued payroll and employee benefits	3,778	3,971
Customer deposits	2,257	1,965
Other accrued liabilities	1,311	1,453
Income taxes payable	438	596
Deferred income tax liabilities	421	213
Dividend payable	324	810
Total current liabilities	14,270	15,872
Shareholders' equity
Common shares nil par value - authorized 30,000,000 shares,
shares issued and outstanding March 31, 2012 - 16,196,810;
March 31, 2011 - 16,194,810	50,816	50,809
Additional paid-in capital	8,265	7,719
Accumulated other comprehensive income	4,570	5,316
Retained earnings	44,038	47,443
Total shareholders' equity	107,689	111,287
Total liabilities and shareholders' equity	121,959	$127,159

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)
(U.S. dollars in thousands, except per share data)
	Quarter ended		Year ended
	March 31,		March 31,
	2012	2011	2012	2011

Net sales	$12,198	$15,978	$64,783	$84,022
Cost of sales	10,789	13,538	55,318	74,474
Gross profit	1,409	2,440	9,465	9,548
Selling, general and administrative expenses	3,235	2,788	12,273	13,941
Other income (expenses), net	174	(57)	639	(4,435)
Operating loss	(1,652)	(405)	(2,169)	(8,828)
Non-operating income, net	982	29	1,190	1,096
Loss before income taxes	(670)	(376)	(979)	(7,732)
Income taxes	43	277	482	382
Net loss attributable to Deswell Industries, Inc.	$(713)	$(653)	$(1,461)	$(8,114)

Other comprehensive loss
Unrealized gain (loss) on available-for-sale securities	$779	$-	$(746)	$-

Net loss per share attributable to
Deswell Industries, Inc. (note 4)
Basic:
Net loss per share	$(0.04)	$(0.04)	$(0.09)	$(0.50)
Weighted average common shares outstanding shares in thousands)	16,197	16,195	16,197	16,193

Diluted:
Net loss per share	$(0.04)	$(0.04)	$(0.09)	$(0.50)
Weighted average number of shares outstanding (in thousands)	16,202	16,204	16,207	16,203

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
(U.S. dollars in thousands)	Year ended
	March 31,
	2012	2011
	(Unaudited)	(Audited)
Cash flows from operating activities :
Net loss	$(1,461)	$(8,114)
Adjustments to reconcile net loss to net cash
provided by operating activities :
Depreciation and amortization	5,038	6,197
Provision for doubtful accounts	18	378
Allowance for obsolete inventories	263	1,408
Impairment for property, plant and equipment	-	4,474
Gain on disposal of property, plant and equipment	(77)	(71)
Unrealized holding loss on marketable securities	-	21
Gain on disposal of marketable securities	(32)	(853)
Stock-based compensation	549	-
Deferred tax	175	(211)
Changes in operating assets and liabilities :
Accounts receivable	4,716	(3,189)
Inventories	3,402	(5,117)
Prepaid expenses and other current assets	(10)	(310)
Income taxes receivable	-	-
Accounts payable	(1,123)	(434)
Accrued payroll and employee benefits	(193)	1,401
Customer deposits	292	1,082
Other accrued liabilities	(142)	(452)
Income taxes payable	(158)	596
Net cash provided by (used in) operating activities	11,257	(3,194)

Cash flows from investing activities
Purchase of property, plant and equipment	(282)	(1,034)
Proceeds from sale of property, plant and equipment,	196	87
net of transaction costs
Purchase of marketable securities	(3,184)	(8,049)
Proceeds from sale of marketable securities	4,261	13,509
Investment in available-for-sales securities	(8,376)	-
Increase in fixed deposits maturing over three months	(4,008)	-
Net cash (used in) provided by investing activities	(11,393)	4,513

Cash flows from financing activities
Dividends paid	(2,430)	(810)
Exercised of stock options	4	6
Net cash used in financing activities	(2,426)	(804)

Net decrease (increase) in cash and cash equivalents	(2,562)	515
Cash and cash equivalents, beginning of year	35,635	35,120
Cash and cash equivalents, end of year	33,073	35,635

Supplementary disclosures of cashflow information :
Cash paid during the period for :
Interest	-	-
Income taxes	469	-

DESWELL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands except per share data)

1.	Management’s Statement

In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (all of which are normal and recurring in nature) necessary to present fairly the financial position of Deswell Industries, Inc. (the Company) at March 31, 2012 and March 31, 2011, the results of operations for the quarter and year ended March 31, 2012 and March 31, 2011, and the cash flows for the year ended March 31, 2012 and March 31, 2011.  The notes to the Consolidated Financial Statements contained in the Form 20-F Annual Report filed on August 2, 2011 under the Securities Exchange Act of 1934 should be read in conjunction with these Consolidated Financial Statements.

2.	Marketable securities and other securities investments

Marketable securities and other securities investments include debt and equity securities of which the aggregate fair value, unrealized loss and cost are as follows:

	March 31, 2011

		Gross
	Cost	Unrealized loss	Fair value
Marketable securities
Equity securities	$1,066	$(21)	$1,045
Available-for-sale
Corporate debt securities	-	-	-

	March 31, 2012

		Gross
	Cost	Unrealized loss	Fair value
Marketable securities
Equity securities	-	-	-
Available-for-sale
Corporate debt securities	$8,376	$(746)	$7,630

Marketable Securities

The Company acquired equity securities listed on the Hong Kong and Singapore Stock Exchanges. These securities are recorded at fair value based on quoted market prices.

Unrealized losses from these marketable securities are included in the other operating expense of the consolidated statement of income.

There were proceeds of $4,261and recognized gain of $32 from sale of these marketable securities during the year ended March 31, 2012.

Available-For-Sales Securities

The Company has investments in two corporate bonds that have been classified as available-for-sale and recorded at fair value based upon quoted market prices. Unrealized gains and losses arising from the revaluation of available-for-sale securities are included in accumulated other comprehensive income (loss) in the Consolidated Balance Sheet.

The contractual maturities of the Corporate bonds held at March 31, 2012 were more than 10 years.

Those investments have been in continuous unrealized loss position for less than 12 months. The annual interest income receivable from those two corporate bonds is approximately $750.  As the Company has ability and intent to hold these corporate bonds until a recovery of fair value occurs, the company does not consider these investments to be other-than-temporarily impaired as of March 31, 2012.

3.	Inventories

	March 31,	March 31,
	2012	2011
Inventories by major categories :
Raw materials	$8,440	$12,280
Work in progress	5,262	4,167
Finished goods	2,150	3,070
	$15,852	$19,517

4.	Earnings Per Share

The basic net income per share and diluted net income per share are computed in accordance with ASC No. 260, "Earnings Per Share" (formerly the SFAS No.128 “Earnings Per Share”).

The basic net income per share is computed by dividing income available to common holders by the weighted average number of common shares outstanding during the period.  Diluted net income per share gives effect to all potentially dilutive common shares outstanding during the period.  The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued.  In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from exercise of options.

The net loss for the quarters ended March 31, 2012 and 2011 were both from the Company’s continuing operations.

5.	Stock Buyback Plan

On March 14, 2012, the Company’s board of directors authorized a stock buyback plan to repurchase up to an aggregate of $4.0 million of its issued and outstanding common shares during the next two years. The program does not obligate Deswell to acquire any particular number or dollar amount of its common shares and may be suspended, modified, extended or discontinued at any time. No assurance can be given that any particular number or dollar amount of common stock will be repurchased. As of March 31, 2012, no common share has been repurchased under the stock buyback plan.

DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Results of Operations

General

The Company’s revenues are derived from the manufacture and sale of (i) injection-molded plastic parts and components, (ii) electronic products and subassemblies and (iii) metallic parts and components and distribution sales of audio equipment.  The Company carries out all of its manufacturing operations in southern China, where it is able to take advantage of the lower overhead costs and less expensive labor rates as compared with Hong Kong.

Quarter Ended March 31, 2012 Compared to Quarter Ended March 31, 2011

Net Sales - The Company’s net sales for the quarter ended March 31, 2012 were $12,198,000, a decrease of $3,780,000, or 23.7%, as compared to the corresponding period in fiscal 2011.  The decrease in sales was mainly related to the decrease in sales of $2,481,000 at our plastic segment and $1,299,000 in sales from our electronic and metallic segment.  These represent decreases of 33.5% and 15.1% respectively, as compared with the net sales from these segments in the corresponding period of the prior fiscal year.

The decrease of net sales in our plastic segment was mainly due to a decrease in orders from existing customers of $2,843,000 offsetting the increase in orders from existing customers of $362,000.   About 49% of the decrease in orders was from the segment’s major customer for telephone products and 35.7% was the decrease in orders for office equipment and plastic component of electronic entertainment products. The decrease of net sales in the electronic and metallic segment was mainly due to a decrease in orders from existing customers for professional audio equipment of $3,594,000, offsetting increases of $1,091,000 and $1,205,000 in sales for audio and home entertainment products from existing and new customers.

Gross Profit - The gross profit for the quarter ended March 31, 2012 was $1,409,000, representing a gross profit margin of 11.6%.  This compares with the overall gross profit and gross profit margin of $2,440,000 or 15.3% for the quarter ended March 31, 2011.

Gross profit in the plastic segment decreased by $821,000 to $622,000 or 12.6% of net sales, for the quarter ended March 31, 2012, as compared to $1,443,000 or 19.5% of net sales, for the quarter ended March 31, 2011.  The decrease in gross margin in the plastic segment was mainly due to an increase in factory overheads as a percentage of net sales, as compared to the same quarter in the prior year.

Gross profits in the electronic & metallic segment decreased by $210,000 to $787,000, or 10.8% of net sales, for the quarter ended March 31, 2012, as compared to $997,000 or 11.6% of net sales, for the same period of last fiscal year. The decrease in gross profit and margin was mainly attributed to an increase in labor cost due to more overtime charges as well as an increase in factory overheads as a percentage of sales, offsetting increase in the selling price of products as compared to the same quarter of last fiscal year.

Selling, General and Administrative Expenses – SG&A expenses for the quarter ended March 31, 2012 were $3,235,000, or 26.5% of total net sales, compared to $2,788,000, or 17.4% of total net sales for the quarter ended March 31, 2011.  There was an increase in selling, general and administrative expenses of $447,000 compared to the corresponding period of last year.

The SG&A expenses in the plastic segment increased by $430,000 to $2,013,000, or 40.9% of net sales, for the quarter ended March 31, 2012 compared to $1,582,000 or 21.4% of net sales for the corresponding period in fiscal 2011.  The higher SG&A expense for the quarter was primarily related to increases of $384,000 in stock compensation cost, $139,000 in government license and registration fees, offsetting a decrease of $239,000 in staff cost and welfare, as well as $54,000 decrease in selling expense, as compared with the year-ago quarter.

SG&A expenses in the electronic and metallic segment increased by $17,000 to $1,222,000, or 16.8% of net sales, for the quarter ended March 31, 2012 compared to $1,206,000, or 14.1% of net sales for the corresponding period in fiscal 2011.  The increase in SG&A expenses was primarily related to an increase of $165,000 in stock compensation cost, offsetting decreases of $34,000 in staff cost and welfare, $15,000 in communication expense, as compared with the corresponding quarter in the prior fiscal year.

Other operating income - Other operating income was $174,000 for the quarter ended March 31, 2012, as compared to other operating expense of $57,000 for the quarter ended March 31, 2011.

On a segment basis, other operating income attributable to the plastic segment was $74,000 as compared to other operating expense of $184,000 for the same quarter last year.  The increase in other operating income was mainly accounted by an exchange gain of $132,000, offsetting a provision of $60,000 for doubtful receivables in the quarter ended March 31, 2012, as compared to a provision of $135,000 for doubtful receivables and $195,000 for impairment of fixed assets, offsetting a gain of $165,000 from sales of materials in the year-ago quarter.

Other operating income attributable to the electronic and metallic segment was $100,000 in the quarter ended March 31, 2012, as compared to other operating income of $127,000 for the year-ago quarter. The decrease in other operating income was mainly due to the gain of $22,000 from sales of materials and other operating income of $88,000, as compared to the recovery of local sales tax in the amount of $50,000 and other operating income of $71,000 in the corresponding quarter of prior fiscal year.

Operating loss - Operating loss was $1,652,000 for the quarter ended March 31, 2012, as compared with operating loss of $405,000 for the corresponding quarter in the prior fiscal year.

On a segment basis, the operating loss in the plastic division was $1,317,000 or negative 26.8% of net sales in the quarter ended March 31, 2012 compared to an operating loss of $323,000 or negative 4.4% of net sales in the corresponding period of fiscal 2011.   The increase in operating loss in the plastic division was mainly due to decrease in sales revenues, lower gross margin as well as higher SG&A expense as a percentage of net sales as described above.

Operating loss in the electronic & metallic segment was $335,000, or negative 4.6% of net sales in the quarter ended March 31, 2012 compared to an operating loss of $82,000 or negative 1.0% of net sales in the corresponding period of fiscal 2011.  The increase in electronic & metallic operating loss was due to a decrease in gross profit margins and an increase in SG&A expenses as a percentage of net sales as described above.

Non-operating income – Non-operating income increased by $953,000 to $982,000 for the quarter ended March 31, 2012 as compared to non-operating income of $29,000 for the year-ago quarter.  This is mainly attributable to the interest income of $107,000, dividend income of $217,000 and a change of $652,000 on the fair value of marketable securities, as compared to the interest income of $81,000 in the year-ago quarter.

Income Taxes – Income tax for the quarter ended March 31, 2012 was comprised of a credit adjustment of $29,000 to income tax and a deferred tax provision of $72,000, as compared to an income tax expense of $596,000 and a deferred tax benefit of $319,000 in the corresponding quarter of the prior fiscal year.

On a segment basis, there was a credit adjustment of $79,000 to income tax expense and a deferred tax provision of $98,000 in the plastic segment for the quarter ended March 31, 2012, as compared to an income tax expense of $420,000 and a deferred tax benefit of $62,000 in the year-ago quarter.  The income tax of the electronic and metallic segment for the quarter ended March 31, 2012 was comprised of an income tax expense of $50,000 and a deferred tax benefit of $26,000, as compared to an income tax expense of $176,000 and a deferred tax benefit of $257,000 in the corresponding quarter of fiscal 2011.

Net Loss – The Company had a net loss of $713,000 for the quarter ended March 31, 2012 as compared to a net loss of $653,000 for the quarter ended March 31, 2011.   Net loss for the quarter ended March 31, 2012 represented negative 5.8% of net sales, compared to negative 4.1% of net sales in the same quarter of the prior fiscal year.

Net loss for the plastic segment for the quarter ended March 31, 2012 totaled $590,000, as compared to a net loss of $664,000 for the corresponding quarter in fiscal 2011.  The net loss was mainly the result of a decrease in gross margin and an increase in SG&A expense as a percentage of net sales offsetting improvement in non-operating income as well as lower income tax expense incurred for the quarter as described above.

Net loss for the electronic & metallic segment for the quarter ended March 31, 2012 was $123,000, as compared to  net income of $11,000 for the corresponding quarter in fiscal 2011.  The net loss of the electronic & metallic segment was mainly the result of lower gross margin, higher SG&A expense a percentage of sales and lower deferred tax benefit in the quarter as described above.

Year ended March 31, 2012 Compared to Year Ended March 31, 2011

Net Sales - The Company's net sales for the year ended March 31, 2012 were $64,783,000, a decrease of $19,239,000 or 22.9% as compared to fiscal 2011. The decrease was related to decreases in sales revenue of $14,433,000, or 33.7%  at our plastic segment, and $4,806,000, or 11.7% from our electronic & metallic segment, as compared with respective net sales from these segments in fiscal 2011.  The decrease in sales revenues was mainly attributed to a decrease in customer orders in response to the slow global economic recovery and potential economic recessions in the European countries.

Decrease in sales revenues at the plastic segment was mainly attributed to a reduction of orders totaling $5,052,000 in plastic sales for electronic entertainment products as well as $4,121,000 for telephone products, representing 35.0% and 28.5%, respectively, of the decrease in total sales in fiscal 2012, as compared to the fiscal 2011.

The sales revenues decrease in the electronic & metallic segment primarily resulted from a decrease of $17,596,000 in orders for professional audio instrument products and $740,000 for telecom products from existing customers, offsetting an increase of $13,563,000 in orders for professional audio products from existing customers.

Gross Profit - Gross profit for the year ended March 31, 2012 was $9,465,000, representing a gross profit margin of 14.6%. This compared with the overall gross profit and gross profit margin of $9,548,000 or 11.4% for the year ended March 31, 2011.

Gross profit in the plastic segment decreased by $642,000, to $5,189,000, or 18.3% of net sales for the year ended March 31, 2012, as compared to $5,831,000, or 13.6% of net sales, for fiscal 2011.  The increase in gross margin for the plastic segment was principally due to the combined effect of an increase in revenues of higher profit margin items, and savings in labor cost resulting from reduced headcount, when compared with fiscal 2011.

Gross profit in the electronic & metallic segment increased by $559,000 to $4,276,000, or 11.7% for the year ended March 31, 2012, as compared to  $3,717,000, or 9.0% of net sales for fiscal 2011.  The increase in gross margin was mainly attributed to an increase in the selling price of products, offsetting higher labor costs as a result of increases in overtime allowances and factory overheads, as compared with fiscal 2011.

Selling, general and administrative expenses - SG&A expenses for the year ended March 31, 2012 were $12,273,000, or 18.9% of total net sales, as compared to $13,941,000, or 16.6% of total net sales for the year ended March 31, 2011. SG&A expenses decreased by $1,668,000, or 12.0% in fiscal 2012, as compared to those expenses in fiscal 2011.

SG&A expenses in the plastic segment decreased by $1,398,000, to $7,581,000, or 26.8% of net sales, for the year ended March 31, 2012, compared to $8,980,000, or 21.0% of net sales, for fiscal 2011. The decrease was primarily related to decreases of $350,000 in selling expense, $1,409,000 in staff cost and welfare, $91,000 in director remuneration, offsetting increases of $384,000 in stock compensation cost and $324,000 in government license and registration fees, as compared to fiscal 2011.

SG&A expenses in the electronic and metallic segment decreased by $270,000, to $4,692,000, or 12.9% of net sales, for the year ended March 31, 2012, compared to $4,961,000, or 12.1% of net sales, for the fiscal 2011. The decrease was primarily related to decreases of $82,000 in selling expense, $338,000 in staff costs and welfare, offsetting increases of $165,000 in stock compensation expense and $155,000 in government license and registration fees, as compared with the fiscal 2011.

Other operating income - Other operating income was $639,000 for the year ended March 31, 2012, as compared to other operating expense of $4,435,000 in the prior fiscal year.

On a segment basis, other operating income attributable to the plastic segment for the year ended March 31, 2012 was $528,000, as compared to other operating expense of $4,498,000 for fiscal 2011. The other operating income was mainly due to an exchange gain of $309,000 and a gain of $132,000 from sales of materials during the year ended March 31, 2012, as compared to an exchange loss of $263,000, provisions of $229,000 for doubtful receivables and $4,474,000 of charges for impairment of property, plant and equipment fixed assets during fiscal 2011.

Other operating income attributable to the electronic & metallic segment for the year ended March 31, 2012 was $111,000, as compared with other operating income of $63,000 for fiscal 2011. The increase in other operating income was principally because of decreases of $118,000 in provision for doubtful receivables and of $72,000 in gain from materials sales, as compared with fiscal 2011.

Operating Loss - Operating loss was $2,169,000 for the year ended March 31, 2012, which compares to operating income of $8,828,000 for fiscal 2011.

On a segment basis, the operating loss of the plastic segment was $1,864,000, or  negative 6.6% of net sales, in the year ended March 31, 2012, as compared to an operating loss of $7,647,000, or negative 17.9% of net sales in fiscal 2011.  The decrease in operating loss in the plastic segment primarily resulted from the improvement in gross margin caused by sales of higher margin items and an increase in other operating income, offsetting the increase in the SG&A expense as a percentage of sales as described above.

The electronic and metallic segment reported an operating loss of $305,000, or  negative 0.8% of net sales, in the year ended March 31, 2012, compared to an operating loss of $1,182,000, or a negative 2.9% of net sales in fiscal 2011.  The decrease in operating loss was mainly because of the increase in gross margin as described above.

Non-operating income – Non-operating income for the year ended March 31, 2012 increased by $94,000 to $1,190,000 as compared with the prior fiscal year.  This is mainly attributed to increases of $509,000 in dividend income and $261,000 in interest income and $133,000 in other non-operating income, offsetting the decrease of $831,000 in the realized gain from sale of marketable securities, offsetting as compared with fiscal 2011.

Income Taxes – Income tax for the year ended March 31, 2012 was comprised of income tax expense of $301,000 and a deferred tax provision of $181,000, as compared to the income tax expense of $596,000 and a deferred tax benefit of $214,000 in fiscal 2011.

On a segment basis, there was an income tax expense of $131,000 and a deferred tax provision of $207,000 in the plastic segment for the year ended March 31, 2012, as compared to an income tax expense of $420,000 and a deferred tax benefit of $127,000 for the prior fiscal year.  The income tax of the electronic & metallic segment was comprised of an income tax expense of $170,000 and a deferred tax benefit of $26,000 for the year ended March 31, 2012, as compared to an income tax expense of $176,000 and a deferred tax benefit of $87,000 for fiscal 2011.

Net Loss – The Company had a net loss of $1,461,000, or a negative 2.3% of net sales, for the year ended March 31, 2012, as compared to net loss of $8,114,000, or negative 9.7% of net sales, for the year ended March 31, 2011.  The decrease of the net loss in fiscal 2012 was primarily attributable to an increase of $5,074,000 in the other operating income as described above.

Net loss for the plastic segment for the year ended March 31, 2012 totaled $1,345,000, as compared to a net loss of $6,955,000 for fiscal 2011.  The net loss in the plastic segment improved mainly due to increase of the exchange gain in the other operating income during fiscal 2012, as compared to the $4,474,000 in impairment charges of fixed assets in fiscal 2011 as described above.

Net loss for the electronic & metallic segment for the year ended March 31, 2012 was $116,000, compared to a net loss of $1,159,000 for the prior fiscal year.  The decrease in the net loss of the electronic and metallic segment was mainly from the improvement in gross margin and increase in the other operating and non-operating income during fiscal 2012, as described above.

Liquidity and Capital Resources

Traditionally, the Company had relied primarily upon internally generated funds and short-term borrowings (including trade finance facilities) to finance its operations and expansion.

As of March 31, 2012, the Company had working capital of $60,933,000 as compared to $59,689,000 at March 31, 2011.   The Company has generated sufficient funds from its operating activities to finance its operations and there is little need for external financing.  The Company had no short-term borrowings or long-term borrowings at March 31, 2012.

At March 31, 2012, the Company had cash and cash equivalents of $33,073,000, as compared to $35,635,000 at March 31, 2011.  During the year ended March 31, 2012, net cash used in investing activities comprised mainly of investments of $8,376,000 in available-for-sale securities and $4,008,000 in fixed deposits maturing over three months.  Net cash used in financing activities of $2,430,000 comprised of cash dividend payments while net cash provided by operating activities was $11,257,000 for the fiscal 2012.

As of March 31, 2012, the Company had no general banking facilities.  The Company expects that working capital requirements and capital additions will be funded through internally generated funds.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

For and on behalf of
Deswell Industries, Inc.
by

Franki Tse
Chief Executive Officer

Date: June 18, 2012